SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Allot Ltd.
(Name of Issuer)

Ordinary Shares, par value ILS 0.01 per share
(Title of Class of Securities)

M0854Q105
(CUSIP Number)

September 24, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q105	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Senvest Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,802,918
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,802,918
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.12%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP No. M0854Q105	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Richard Mashaal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,802,918
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,802,918
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.12%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. M0854Q105	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer.
Allot Ltd. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.
22 Hanagar Street Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel

Item 2(a).	Name of Person Filing.
This statement is filed by Senvest Management, LLC and Richard Mashaal.

The reported securities are held in the account of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP (collectively, the "Investment Vehicles").

Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	Address of Principal Business Office.
Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Richard Mashaal c/o Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Item 2(c).	Place of Organization.
Senvest Management, LLC – Delaware

Richard Mashaal – Canada

Item 2(d).	Title of Class of Securities.
Ordinary Shares, par value ILS 0.01 per share

Item 2(e).	CUSIP Number.
M0854Q105

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. M0854Q105	13G	Page 5 of 8 Pages

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 35,212,509 Ordinary Shares outstanding as of September 9, 2020 as reported in the Issuer's Proxy Statement for the Annual Meeting of Shareholders of the Company to be held on October 14, 2020, which is attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 14, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
The Investment Vehicles have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

CUSIP No. M0854Q105	13G	Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

CUSIP No. M0854Q105	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 25, 2020
SENVEST MANAGEMENT, LLC

	By:	/s/ Bobby Trahanas
Name: Bobby Trahanas
Title: Chief Compliance Officer

/s/ Richard Mashaal
RICHARD MASHAAL

CUSIP No. M0854Q105	13G	Page 8 of 8 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: September 25, 2020
SENVEST MANAGEMENT, LLC

	By:	/s/ Bobby Trahanas
Name: Bobby Trahanas
Title: Chief Compliance Officer

/s/ Richard Mashaal
RICHARD MASHAAL